TROUTMAN SANDERS LLP
Attorneys at Law
Bank of America Plaza
600 Peachtree Street, NE, Suite 5200
Atlanta, Georgia 30308-2216
404.885.3000 telephone
troutmansanders.com

December 12, 2013

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn:    Perry Hindin

Re:	AGCO Corporation

Schedule TO-I

Filed November 27, 2013

File No. 005-43776

Dear Mr. Hindin:

This letter is being submitted in response to the comments provided by the Staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “SEC”) set forth in your letter dated December 5, 2013 (the “Comment Letter”) with respect to the Schedule TO-I filed with the SEC by AGCO Corporation (the “Company”) on November 27, 2013. Simultaneous with the filing of this letter, the Company also is filing Amendment No. 1 to the Schedule TO-I, which incorporates the revised, enhanced and added disclosures by the Company in response to the Comment Letter.

We are authorized by the Company to provide the responses contained in this letter on its behalf. The terms “we,” “us,” and “our” in the responses refer to the Company. For your convenience, we set forth each comment from the Comment Letter in bold typeface and include the Company’s response below it. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter. Capitalized terms used in this letter and not otherwise defined have the meanings given to them in the Offer to Purchase, dated November 27, 2013, which is attached as Exhibit (a)(1) to the Schedule TO-I filed by the Company on November 27, 2013 (the “Offer to Purchase”). We also are sending a courtesy copy of this letter to you by Federal Express.

ATLANTA      BEIJING      CHICAGO      HONG KONG      NEW YORK      NEWARK      NORFOLK      ORANGE COUNTY      PORTLAND

RALEIGH      RICHMOND      SAN DIEGO      SHANGHAI      TYSONS CORNER      VIRGINIA BEACH      WASHINGTON, DC

Securities and Exchange Commission

December 12, 2013

Offer to Purchase

General

1.	Please advise how the Repurchase Offer’s timing is consistent with the requirements of Exchange Act Rule 13e-4(f)(1) and Rule 14e-1(a).

Company Response:

Exchange Act Rules 13e-4(f)(1) and 14e-1(a) require a tender offer to remain open for at least 20 business days from its commencement. The Repurchase Offer was commenced on November 27, 2013 and will remain open through December 31, 2013. Thus, in accordance with Exchange Act Rule 13e-4(a)(3), the Repurchase Offer will be open for 23 business days.

We note that the Repurchase Offer, in accordance with the terms of the Indenture, provides that the Company will forward to the Paying Agent no later than 10:00 a.m., New York City time, on December 17, 2013, the appropriate amount of cash required to pay the Repurchase Price for all Notes tendered and not properly withdrawn by 11:59 p.m., New York City time, on December 16, 2013. In response to the Staff’s comment, the Company has clarified in Amendment No. 1 to the Schedule TO-I that any payment made on December 17, 2013 is a pre-payment of the Repurchase Price, which is required to be paid by the Company on January 2, 2014.

Notes tendered for purchase may be withdrawn at any time prior to 11:59 p.m., New York City time, on December 31, 2013, regardless of whether the Company pre-paid the Repurchase Price on December 17, 2013. In response to the Staff’s comment, the Company has added disclosure in Amendment No. 1 to the Schedule TO-I describing the process for exercising withdrawal rights in the event a holder received a pre-payment of the Repurchase Price on or shortly after December 17, 2013. Further, the Company has clarified in Amendment No. 1 to the Schedule TO-I that repurchased Notes will not be cancelled until after the closing of the tender offer on December 31, 2013.

2.	Please advise how the Repurchase Offer is consistent with the requirements of Exchange Act Rule 13e-4(f)(2). While disclosure indicates that Notes tendered for purchase may be withdrawn at any time on or prior to 11:59 p.m., New York City time, on December 31, 2013, it is unclear how a holder can withdraw a tender if such holder has tendered Notes on or prior to the December 16 Repurchase Date and has received cash payment for such shares from the Paying Agent prior to December 31, 2013. Refer to the disclosure in section 6 on page 11 indicating that any Notes purchased by the Company pursuant to the Offer to Purchase will be cancelled by the Trustee.

Securities and Exchange Commission

December 12, 2013

Company Response:

Please see our response to Comment 1 above.

3.	Disclosure indicates that through at least December 31, 2013, holders may convert their Notes into cash consideration. Please advise how this is consistent with Exchange Act Rules 13e-4(f)(6) and 14e-5.

Company Response:

For the reasons discussed below, we believe that the Conversion Option is consistent with Exchange Act Rules 13e-4(f)(6) and 14e-5. We believe that this conclusion is correct legally and is consistent with widespread and longstanding market practice.

First, we believe that the Conversion Option is covered by the exemption contained in Exchange Act Rule 14e-5(b)(7), which exempts purchases pursuant to a contract if the following conditions are satisfied: (i) the contract was entered into before public announcement of the tender offer, (ii) the contract is unconditional and binding on both parties, and (iii) the existence of the contract and all material terms including quantity, price and parties are disclosed in the offering materials. The terms of the Conversion Option are set forth in the Indenture, which was entered into on December 4, 2006. Thus, the contract was entered into long before the public announcement of the tender offer on November 27, 2013. The Indenture is unconditional and binding on the Company, the indenture trustee and the holders of the Notes. That the Conversion Option is triggered by certain events and subject to the election of the holder does not make it any less unconditional or binding. The existence of the Indenture and all material terms of the Conversion Option, including quantity, price and parties, are described extensively in the Schedule TO-I and Offer to Purchase. Thus, we believe that Exchange Act Rule 14e-5(b)(7) is applicable to the Conversion Option.

Second, we believe that the policy considerations behind Exchange Act Rules 13e-4(f)(6) and 14e-5 are not inconsistent with the Conversion Option. In addressing the restrictions imposed by Rule 13e-4(f)(6) (and, in particular, the restrictions applicable for the ten business days after termination of an issuer tender offer), the Adopting Release for Rule 13e-4 notes that the “provision is essentially an antimanipulation restriction” and that “[a] tender offer tends to peg the market price of the security which is the subject of the tender offer at or near the offering price, and the purpose of the prohibition … is to prevent the issuer from supporting the market at that artificial price after termination of the tender offer.” (Securities Act Release No. 6108; Exchange Act Release No. 16112 (Aug. 16, 1979)) According to the Proposing Release relating to Rule 13e-4, the “Commission believes that a period of ten business days after a tender offer is sufficient to permit the impact of the offer on the market to subside before subsequent purchases

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December 12, 2013

are made.” (Exchange Act Release No. 14234 (Dec. 8, 1977)) Similarly, the Adopting Release for Rule 13e-4 noted that “[t]he Commission continues to believe that this short ‘cooling-off’ period constitutes a reasonable means to ensure that the market impact of the tender offer on the issuer’s securities is dissipated by market activity unaffected by additional purchases by the issuer.”

An exercise by a holder of the Notes of the Conversion Option, which is a contractual provision of the Notes, would not result in any of the abuses that Exchange Act Rules 13e-4(f)(6) and 14e-5 were intended to prohibit. The Conversion Option cannot be used to manipulate the market price of the Notes.

Third, we believe that our conclusion is consistent with widespread and longstanding market practice. Attached hereto as Annex A is a list of issuers who have filed Schedules TO where holders of convertible notes have the simultaneous right to put the convertible notes to the issuer or exercise a right to convert the notes into consideration including cash.

Fourth, there are important policy reasons for not applying the prohibition in Exchange Act Rules 13e-4(f)(6) and 14e-5(a) to the Conversion Option. If the prohibition in these rules were applied to the Conversion Option, the Company would not be able to provide the conversion consideration to a converting holder until after ten business days following the termination of the Repurchase Offer. We do not believe that it is in the best interests of the holders of the Notes to delay the payment of conversion consideration. Also, this could cause the Company to violate its obligations under the Indenture.

4.	Please advise why the Conversion Option is not a tender offer subject to Exchange Act Regulation 14E and Rule 13e-4. Please address in your response the fact that the Company will pay cash consideration for any converted Notes, the Notes are currently convertible only through December 31, 2013 and that the Company may choose to redeem the Notes on or after December 19, 2013.

Company Response:

For the reasons discussed below, we believe that the Conversion Option is not a tender offer and therefore the federal tender offer rules are not applicable. We believe that this conclusion is correct legally and is consistent with widespread and longstanding market practice.

As a general matter, a convertible security is simply a security that gives the holder the option, at its sole discretion, to convert the original security into different securities, other consideration, or a combination of both. Some convertible securities are convertible at any time during their term. However, a substantial market exists for

Securities and Exchange Commission

December 12, 2013

convertible securities that become convertible only upon the occurrence of certain events specified in the original security. Typically, some of these triggering events are within the control of the issuer but the majority are not. When a triggering event occurs and the conversion feature of the convertible security becomes exercisable pursuant to its terms, the issuer is not required to make an offer for, or to invite the tender of, the convertible security. The issuer’s only obligations in that event are to provide notice that a triggering event has occurred, if required by the applicable indenture, and, if the holder duly exercises its conversion option, to deliver the consideration into which the convertible security is convertible.

The Company’s Notes are typical “contingent convertible” debt securities in which the conversion right is triggered only upon the occurrence of certain specified events and for certain specified “windows” of time upon the occurrence of those events. The events are described in Section 2.8 under “Important Information Concerning the Repurchase Offer” in the Offer to Purchase and specified in Article 14 of the Indenture. The current Conversion Option was triggered because of the closing sale price of the Company’s Common Stock.

We believe that there is no basis for treating the Conversion Option any differently, as far as the SEC’s tender offer rules are concerned, from any of the other convertibility triggers or convertible notes generally. We are not aware of any issuers having filed a Schedule TO upon the triggering of a conversion feature or in connection with conversion rights generally for contingently convertible notes. For example, we note that a number of issuers recently have issued notices in connection with the opening of windows of convertibility and have not treated the opening of the window as an issuer tender offer. See, e.g., Press release issued by OPKO Health, Inc. on August 30, 2013 (included as Exhibit 99.2 to OPKO Health, Inc.’s Current Report on Form 8-K filed on August 30, 2013 (File No. 001-33528)); and Press release issued by Laboratory Corporation of America Holdings on October 1, 2013 (included as Exhibit 99.1 to Laboratory Corporation of America Holdings’ Current Report on Form 8-K filed on October 1, 2013 (File No. 001-11353)).

We also note that issuers would have significant difficulties in complying with the tender offer rules if each triggering event constituted the commencement of a tender offer. For example, some triggering events can occur without any prior notice to the issuer, and some convertibility windows might not continue for a full 20 business days. In addition, if an issuer were required to comply with the issuer tender offer rules, shares could not be issued upon the exercise of a conversion right until the expiration of the offer period. This could violate the issuer’s obligations under the applicable indenture since indentures (including the Indenture pursuant to which the Notes were issued) typically require the issuer to deliver the conversion consideration promptly.

Securities and Exchange Commission

December 12, 2013

We are not aware of any instance in which any SEC rule or release, or any no-action letter or other published staff interpretive guidance, has indicated that the operation of a contingent conversion feature constituted an issuer tender offer. In contrast, we note that there is ample guidance in the no-action letters granted to issuers of contingent convertible securities to the effect that offers to purchase such securities are subject to the SEC’s tender offer rules. See, e.g., California Energy Co., Inc. (March 29, 1989). Such guidance does not, however, contain any mention that the triggering of a conversion window might also constitute a tender offer.

In preparing the Schedule TO-I, we carefully reviewed the filings of other issuers made in similar circumstances. In each of these instances, the issuer filed a Schedule TO in connection with the offer to purchase the convertible debt securities but did not file a Schedule TO in connection with the conversion window. See the list attached hereto as Annex A.

Further, we note that the Williams Act was intended, among other purposes, to alleviate “undue pressure on security holders to act hastily and to accept an offer, before management or any other group has an opportunity to present opposing argument or competing offers.” Full Disclosure of Corporate Equity Ownership in Corporate Takeover Bids: Hearings on S. 510 Before the Subcomm. on Securities of the S. Comm. on Banking and Currency, 90th Congr., 21 (1967). The Notes have been convertible since April 1, 2013 and will remain convertible through at least December 31, 2013. Further, the Company has not pressured holders of the Notes to exercise the Conversion Option. Thus, we believe that the purpose of the tender offer rules is not served by applying such rules to the Conversion Option.

Based on the foregoing, we respectfully submit that the operation of a contingent conversion feature embedded in the Notes does not constitute an issuer tender offer and that applying the federal tender offer rules to this conversion right would be fundamentally inconsistent with widespread and longstanding market practice.

We also note that the Schedule TO-I already contains extensive disclosure describing the conversion rights with respect to the Notes, advising the holders that the Notes are currently convertible and informing the holders of the value of the consideration that would be received upon conversion compared to the value that would be received by tendering in the offer. As such, the Company believes that in any event the Schedule TO-I already contains all the material information holders need in order to make an informed decision as to whether to tender their Notes in the offer, convert their Notes, or continue to hold their Notes. Accordingly, we respectfully submit that requiring the Company to file an additional Schedule TO-I in connection with the Conversion Option would not provide holders any additional information that would be material in their decision making process.

Securities and Exchange Commission

December 12, 2013

5.	We note that the last paragraph of the first page of the Offer to Purchase indicates that upon conversion, the holders of surrendered Notes will receive the consideration specified in Section 14.04 of the Indenture. We also note that Section 2.3 of the Offer to Purchase on page 7 provides a detailed description of the formulas used to calculate the consideration. While the disclosure currently indicates that the Repurchase Prices “are less than” the value of the Conversion Consideration based on the closing sale price of the Common Stock on November 25, 2013, please consider providing an illustrative example of what the specific Conversion Consideration would be assuming the Notes were converted on a date as recent as practicable.

Company Response:

In response to the Staff’s comment, the Company has included the requested disclosure in Amendment No. 1 to the Schedule TO-I.

6.	The last paragraph of the first page of the Offer to Purchase indicates that upon conversion, the holders of surrendered Notes may receive two components of the Conversion Consideration, and that the second component will only be paid if the trading price of the Common Stock is above a certain threshold. Please revise to specify the threshold.

Company Response:

In response to the Staff’s comment, the Company has included the requested disclosure in Amendment No. 1 to the Schedule TO-I.

What happens if I do not validly tender my Notes…? Page 2

7.	We note the disclosure that the Company may choose to redeem the Notes on or after December 19, 2013. To the extent known, please disclose the Company’s current intention with respect to such redemption and advise us, with a view to disclosure, what factors the Company may consider in choosing to redeem the Notes.

Company Response:

The statements in the Schedule TO-I and related Offer to Purchase regarding a possible redemption of the Notes after December 19, 2013 are meant to disclose the Company’s legal right under the Indenture governing the Notes, rather than the Company’s intention to exercise such right. Although the Company’s Board of Directors has authorized management to redeem the Notes at their discretion, management has not made a final determination whether to redeem the Notes or, if so, when. In response to

Securities and Exchange Commission

December 12, 2013

the Staff’s comment, the Company has added disclosure to the Schedule TO-I that describes the factors the Company may consider in deciding whether to redeem the Notes.

In any event, we believe that any potential redemption is not material to a holder’s decision whether to accept the Repurchase Offer or exercise the Conversion Option. A redemption of the Notes would trigger a conversion event under the Indenture (assuming that the Notes are not already convertible for other reasons). Thus, upon a redemption, a holder would have the option to have its Notes redeemed or convert the Notes. The redemption consideration is the same as the Repurchase Price, other than any difference related to accrued interest. The conversion consideration that a holder would receive upon a conversion following a notice of redemption is calculated in the same manner that the Conversion Consideration is calculated. Since a redemption would provide holders with options similar to those described in the Offer to Purchase, we do not believe that any potential redemption would be a material consideration in a holder’s decision whether to accept the Repurchase Offer or exercise the Conversion Option. The convertibility of the Notes upon a redemption is disclosed in Sections 2.6 and 2.8 under “Important Information Concerning the Repurchase Offer” in the Offer to Purchase and is provided for in Section 14.01 of the Indenture.

8.	Please also advise how such redemptions will be conducted in compliance with Rules 13e-4(f)(6) and 14e-5. We note the disclosure in section 2.6 on page 8 that at least 30 days’ notice to Holders is required prior to redemption. It is unclear from the disclosure whether such notice may be given prior to December 19. If notice could be given prior to December 19, then depending on when such notice was or will be delivered, it appears that the Company could redeem Notes prior to the period referenced in Rule 13e-4(f)(6).

Company Response:

The statements in the Schedule TO-I and related Offer to Purchase regarding a possible redemption of the Notes after December 19, 2013 are meant to disclose the Company’s legal right under the Indenture, rather than the Company’s intention to exercise such right. Although the Company’s Board of Directors has authorized management to redeem the Notes at their discretion, management has not made a final determination whether to redeem the Notes or, if so, when.

Moreover, we believe that a redemption of the Notes would not involve any of the abuses intended to be addressed by Rule 13e-4(f)(6). We note that the SEC has previously granted such relief from application of the tender offer rules, and Rule 13e-4(f)(6) in particular, under similar facts and circumstances. See, e.g., the following no-action letters: Boston Properties Limited Partnership (December 29, 2011); and CenterPoint Energy, Inc. (December 21, 2006).

Securities and Exchange Commission

December 12, 2013

Nonetheless, the Company has disclosed in Amendment No. 1 to the Schedule TO-I that it will not call the Notes for redemption until the expiration of at least ten business days after the termination of the Repurchase Offer.

Do I need to do anything if I do not wish to tender my Notes for purchase? Page 3

9.	Please consider including disclosure here that advises Holders that the Company may choose to redeem the Notes on or after December 19, 2013.

Company Response:

In response to the Staff’s comment, the Company has included the requested disclosure in Amendment No. 1 to the Schedule TO-I.

2.3 Conversion Option. Page 6

10.	The first paragraph if this section and elsewhere in the Offer to Purchase indicates that “[w]hether or not the Notes are convertible after that date will depend on whether the requirements triggering the right to convert are met in the future” and that “[s]ection 14.01 of the Indenture specifies the criteria for conversion.” Please consider revising the disclosure to identify the triggering requirements and the criteria for conversion.

Company Response:

The last sentence in the referenced paragraph states: “See Section 2.8 under ‘Important Information Concerning the Repurchase Offer’ in this Offer to Purchase and Article 14 of the Indenture for more information regarding the conversion privilege. Section 2.8 under “Important Information Concerning the Repurchase Offer” in the Offer to Purchase describes the conversion triggers in detail.

10. Purchase of the Notes by the Company and its Affiliates. Page 12

11.	Disclosure in this section states that the Company and its affiliates are prohibited under applicable U.S. federal securities laws from purchasing Notes (or the right to purchase Notes) other than pursuant to the Repurchase Offer or a redemption of the Notes in accordance with the terms and conditions of the Indenture and the Notes until at least the tenth business day after December 31, 2013. Please advise us why a redemption of the Notes would be consistent with the prohibitions of Exchange Act Rules 13e-4(f)(6) and 14e-5.

Company Response:

Please see our response to Comment 8 above.

Securities and Exchange Commission

December 12, 2013

*    *    *    *    *

Simultaneous with the filing of this letter, the Company also is filing a letter with the tandy language signed by an officer of the Company.

The Company appreciates the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call me at (404) 885-3310 or Brink Dickerson at (404) 885-3822.

Sincerely,

/s/ Paul Davis Fancher

Paul Davis Fancher

cc:	Roger N. Batkin (AGCO Corporation)

W. Brinkley Dickerson (Troutman Sanders LLP)

Annex A

Issuer	Original Filing Date of Schedule TO	SEC File Number

Andrew Corporation	January 10, 2008	005-31954

AuRico Gold Inc.	November 23, 2011	005-79355

Broadwing Corporation	January 12, 2007	005-60745

Charming Shoppes, Inc.	June 28, 2012	005-33215

Commonwealth Telephone Enterprises, Inc.	March 23, 2007	005-31105

Cytyc Corporation	October 22, 2007	005-48429

Epicor Software Corporation	May 20, 2011	005-43389

Global Industries, Ltd.	December 6, 2011	005-43375

IVAX Corporation	February 22, 2006	005-37214

King Pharmaceuticals, Inc.	January 31, 2011	005-57425

Lawson Software, Inc.	July 8, 2011	005-81780

Mandalay Resort Group	May 16, 2005	005-35737

McMorRan Exploration Co.	June 4, 2013	005-54951

New American Capital, Inc.	October 5, 2005	005-81027

Novamed, Inc.	May 17, 2011	005-58295

Pacificare Health Systems, LLC	December 30, 2005	005-81248

Pioneer Natural Resources Company	December 14, 2012	005-51453

Savvis, Inc.	July 28, 2011	005-58667

Sciele Pharma, Inc.	October 15, 2008	005-60977

SM Energy Company	March 5, 2012	005-48337

Southwest Airlines Co.	May 5, 2011	005-33255

Stewart Enterprises, Inc.	December 5, 2013	005-42169